Exhibit 99.1
News release via Canada NewsWire, Vancouver 604-669-7764

     Attention Business Editors:
     Entree Intersects 60m of 0.44% copper equivalent at Lordsburg, New
     Mexico

     VANCOUVER, Oct. 8 /CNW/ - Entree Gold Inc. (TSX:ETG; NYSE Amex:EGI;
Frankfurt:EKA - "Entree" or the "Company") has completed six additional drill holes, totaling 2,316 metres on the Lordsburg copper-gold porphyry project in
New Mexico. Significant copper and gold results were intersected in four of the six holes and results are reported in the table below. Of particular note, a near surface intersection in hole EG-L-09-012 returned potentially economic grades of 0.25% copper and 0.15 g/t gold over 94 metres, with a copper equivalent(x) (CuEq) grade of approximately 0.35%, including 60 metres averaging
0.44% CuEq.
     Greg Crowe, Entree's President and CEO commented, "Some mines in the southwest United States have recorded average grades as low as 0.2 to 0.3%
copper equivalent. Copper grades encountered in this recent round of drilling at Lordsburg are very encouraging. This is the first time we have seen potentially economic grades at this new copper-gold porphyry discovery."
     Drilling has now confirmed mineralization over a 600 x 600 metre area.

     <<
     -------------------------------------------------------------------------
                           Interval      Length    Cu       Au     CuEq(x)
     Hole No.                (m)           (m)     (%)     (g/t)     (%)
     -------------------------------------------------------------------------
     EG-L-08-008        280.0 - 332.0     52.0     0.18     0.05     0.21
     ------------------------------------------------------------------------
     EG-L-09-010A       34.0 - 84.0       50.0     0.18     0.21     0.31
     -------------------------------------------------------------------------
       and              216.0 - 256.0     40.0     0.15     0.13     0.23
     -------------------------------------------------------------------------
     EG-L-09-011        28.0 - 66.0       38.0     0.15     0.20     0.28
     -------------------------------------------------------------------------
     EG-L-09-012        96.0 - 252.0      156.0    0.19     0.12     0.27
     -------------------------------------------------------------------------
       including        118.0 - 212.0     94.0     0.25     0.15     0.35
     -------------------------------------------------------------------------
       including        152.0 - 212.0     60.0     0.31     0.21     0.44
     -------------------------------------------------------------------------
     (x) Copper Equivalent (CuEq) has been calculated using assumed metal prices (US$1.35/pound for copper and US$650/ounce for gold);
     %CuEq. (equal sign) %Cu+(g/t Au(x)18.98)/29.76.
     >>

     Additional drilling has also been completed at Gold Hill and exploration is ongoing on our newly acquired Blackjack Property in Nevada.

     Gold Hill, New Mexico

     Two combined RC-diamond drill holes totaling 1,045 metres have been completed on the Gold Hill area approximately 15 km north of Lordsburg to test a geophysical-geological target. One of the holes failed to penetrate post-mineral cover and the other, although reaching target depth, did not intersect any significant alteration or mineralization.

     Blackjack Property, Nevada

     An extensive soil geochemical and geological program has been completed over much of the Blackjack copper-molybdenum property which was recently optioned from HoneyBadger Exploration Inc. (TSX.V:TUF - "HoneyBadger" - refer to news release dated July 23, 2009). Results are currently being compiled and will be used, together with geophysical data, to target drilling in an upcoming program.
     Robert Cann, P.Geo., Entree's Vice-President, Exploration, a qualified person as defined by NI 43-101, has reviewed the technical information contained in this news release.

     ABOUT ENTREE GOLD INC.

     Entree Gold Inc. is a Canadian mineral exploration company focused on the worldwide exploration and development of gold and copper prospects. The
Company flagship property is in Mongolia, where it holds three exploration licenses comprising the 179,590 hectare Lookout Hill property. Lookout Hill completely surrounds the 8,500-hectare Oyu Tolgoi project of Ivanhoe Mines, and hosts the Hugo North Extension of the Hugo Dummett copper-gold deposit and the Heruga copper-gold-molybdenum deposit.
     In North America, the Company is exploring for porphyry-related copper systems in Arizona and New Mexico under agreements with Empirical Discovery
LLC, in Nevada through option agreements with HoneyBadger Exploration Inc. and
Bronco Creek Exploration Inc. and in British Columbia through an agreement with Taiga Consultants Ltd.
     The Company continues to explore its large landholdings in Mongolia, including the coal discovery Nomkhon Bohr. Entree is also evaluating new opportunities throughout the region and elsewhere in Asia. Entree is exploring the Huaixi copper project in Zhejiang Province in China, under the terms of an agreement with the No. 11 Geological Brigade.
     The Company is also seeking additional opportunities to utilize its expertise in exploring for deep and/or concealed ore deposits. With a treasury in excess of C$40 million, the Company is well funded for future activities.
     Ivanhoe Mines and Rio Tinto are major shareholders of Entree, holding approximately 15% and 16% of issued and outstanding shares respectively.

     This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as "may",
"should", "expects", "plans", "anticipates", "believes", "estimates",
"predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.
     While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, the
Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled "Risk Factors" in the Company's periodic filings with the
British Columbia Securities Commission, which can be viewed at www.SEDAR.com, and with the United States Securities and Exchange Commission, which can be viewed at www.SEC.gov.

     %CIK: 0001271154

     /For further information: Monica Hamm, Manager Investor Relations, Entree
Gold Inc., Tel: (604) 687-4777, Toll Free: (866) 368-7330, E-mail:
mhamm(at)entreegold.com; Peter Oates, Corporate Communications, Entree Gold Inc.,
Tel: (604) 687-4777, Toll Free: (866) 368-7330, E-mail: poates(at)entreegold.com/
     (ETG. EGI EGI)

CO:  Entree Gold Inc.

CNW 06:00e 08-OCT-09